Baker & Hostetler
3200 National City Center
1900 E. Ninth Street
Cleveland, OH 44114-3485

September 25, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C., 20549
Attention:  Michelle Lacko

Re:       OSI Restaurant Partners, LLC
Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2008
Filed April 27, 2009
File No. 001-15935

Dear Ms. Lacko:

On behalf of our client, OSI Restaurant Partners, LLC (the “Company”), we submit this letter setting forth the Company’s response to the staff’s comment set forth in your letter dated September 14, 2009, addressed to Dirk A. Montgomery with respect to the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K/A”).

For ease of reference, this letter includes the staff’s comment in italics followed by the Company’s response.

Item 15, Exhibits, Financial Statement Schedules, page 3

1. We note your response to our prior comment 1 and reissue in part.  Please note that pursuant to Rule 104 of Regulation S-T, PDF copies of electronic submission are considered unofficial documents.  Pleas refile Exhibits 10.43 and 10.44 to include all attachments, schedules and exhibits in full or, alternatively, request a continuing hardship exemption under Rule 202 of Regulation S-T.

In response to the staff’s comment and following discussions with the staff, the Company will request a continuing hardship exemption under Rule 202 with respect to Exhibit A and Schedule 1.2 to the Master Lease Agreement.

If the continuing hardship exemption is granted, the Company would file Exhibits 10.43 and 10.44 with all schedules and exhibits (Exhibit A and Schedule 1.2 to the Master Lease Agreement to be filed via paper filing).  Please note that the Company still intends to request confidential treatment for certain portions of Exhibit B to the Master Lease Agreement, entitled “Allocated Individual Applicable Amounts and Release Amounts” and Exhibit E, entitled “Concept Subleases,” because those documents provide rental and other information that the Company believes could cause competitive harm.  The Company hereby requests that the staff allow the Company to refile Exhibits 10.43 and 10.44 with the schedules and exhibits, as outlined above, with the Company’s Form 10-Q due on or before November 16, 2009.

As requested, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (216) 861-7090.

Very Truly Yours,

/s/ Suzanne K. Hanselman

Suzanne K. Hanselman
Baker & Hostetler LLP